GEORGIA INTERNATIONAL MINING CORPORATION

January 31, 2007

Fax:  202-772-9205

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. Sprigel:

Re:       Georgia International Mining Corporation
            Amendment No. 8 to Form SB-2
            File No. 333-125138

We have amended our Registration Statement and filed the amendment on EDGAR.  We have made the following changes corresponding to your comment letter of January 29, 2007.

Prospectus Cover Page

1.       We have revised the legend at the top of the page on the Prospectus Cover to clarify that the Company also may not sell or offer the securities until the registration statement filed with the Securities and Exchange Commission is effective.

Use of Proceeds, page 8

2.       We have indicated that loan will be paid back to the president/director from a future offering.

Related Party Transactions, page 26

3.       We have revised our registration statement to include the land claim purchase and loans to the company from the company’s president/director in the related party section as disclosed on page 22 item (g) and cross referenced page 22 in the Related Party Transaction section and  Description of Property section.

4.       We have amended to include this statement in our registration statement, Related Party Transactions.

Market for Common Equity and Related Shareholder Actions, page 27

5.       We have removed the reference “Each unit will consist of one common shares…..”

Thank you.

Yours truly,

GEORGIA INTERNATIONAL MINING CORPORATION

/s/ Mark Hague

Mark Hague
Chief Executive Officer
and Chief Financial Officer